On January 12, 1996, an asset transfer and assumptions of liabilities was made, subject to the terms of a previously approved Asset Purchase Agreement, from the following Compass portfolios to corresponding portfolios of the PNC Fund:

Compass Portfolios
Cash Reserve
US Treasury
Municipal Money
PA Municipal Money
Equity Income
Growth
Small Company
Balanced
Short/Intermediate
Fixed Income
Municipal Bond
PA Municipal Bond
International Equity

The Compass NJ Municipal Money, NJ Municipal Bond and International Fixed Income Funds' did transfer their assets and have their liabilities assumed on January 12, 1996.

The Asset Purchase Agreement was previously approved by a vote of shareholders. The results of the shareholder vote is in Attachment C.

The transaction is more fully described in Special Notice to Shareholders dated November 8, 1995 which is on file with the Securities Exchange Commission.